                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

For the month of August, 2000

                         Frontline Ltd.
-----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
-----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F   X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                  No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of an Announcement of Frontline
Ltd. (the "Company") filed with the Oslo Stock Exchange on
August 22, 2000.

Attached as Exhibit 2 is a copy of the press release of the Company, dated August 21, 2000.

                                  Exhibit 1

FRO: INTERIM RESULTS

(in thousands of $, except Earnings per share)
                                   2000        1999         2000       1999
                                  Apr-Jun     Apr-Jun      Jan-Jun    Jan-Jun

Operating revenue                 108,95      159,385      178,559    142,641
Operating expenses                32,703       32,736       61,859     69,288
Operating income before
  depreciation                    76,248       26,649      116,700     73,353
Operating income after
  depreciation                    55,207        2,985       75,970     26,009
Share of results from
  associated companies             1,374          818        2,067      1,300
Net financial items             (21,914)     (17,528)     (42,356)   (33,015)
Net income (loss) before
  tax and minority                34,667     (13,725)       35,681    (5,706)
Tax and minority                       -          258            -    (3,446)
Net income (loss) after
  tax and minority                34,667     (13,467)        35,68   1(9,152)
Earnings per share                  0.49       (0.29)         0.53     (0.20)
Fixed assets                   1,838,301    1,765,233    1,838,301  1,765,233
Current assets                   213,256      266,349      213,256    266,349
Total assets                   2,051,557    2,031,582    2,051,557  2,031,582
Stockholders' equity             757,859      571,094      757,859    571,094
Long term liabilities          1,116,048    1,199,523    1,116,048  1,199,523
Current liabilities              177,650      260,965      177,650    260,965

Frontline reports net income of $34.7 million in the second quarter of 2000. This compares with a loss of $13.5 million in the second quarter of 1999. This result reflects the strong improvement in the tanker market that started in the first quarter of 2000 and continues to date. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $77.6 million, compared with $27.5 million for the 1999 period. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $36,100, $27,700 and $26,800, respectively, (1999 - $17,800, $17,000 and $16,800, respectively). Total operating costs have decreased as the successful implementation of a cost reduction program is recognised over the increased fleet. Depreciation expense has decreased due to inclusion in the second quarter of 1999 of four VLCCs in the ICB fleet which were sold in the latter part of 1999, combined with the fact that these VLCCs plus the other eight vessels in the ICB fleet were being depreciated over a twenty year expected life. This was amended to twenty five years with effect from the fourth quarter of 1999. Administrative expenses have increased primarily due to the operation of the

Tankers International Pool, with costs of approximately $700,000 recognised in the second quarter. This quarter was the first full quarter during which the Company's VLCCs operated in the Tankers
International Pool.

Net other expenses for the quarter were $21.9 million (1999 -
$17.5 million) as the average debt level increased with fleet expansion.

Basic earnings per share for the quarter were $0.49, (1999 - loss of $0.29). Cashflow per share for the quarter was $0.78, compared with $0.22 for the same quarter in 1999.

                            Exhibit 2

Frontline Ltd. Bermuda
Interim Report April - June 2000

Frontline reports Second Quarter EBITDA of $77.6 million and net income of $34.7 million.

The tanker market soared in the second quarter and is currently at levels not experienced since the 1970's.

Frontline adds 3 VLCCs and 1 Suezmax to its fleet in the second quarter through acquisitions and newbuilding deliveries.

Bankruptcy court approval obtained for Frontline's disclosure statement for restructuring of Golden Ocean and Frontline's restructuring plan recommended by Golden Ocean and by the official Creditors Committee.

Fundamentals point towards a continued healthy market and strong earnings.

Frontline expects doubling of net income in third quarter compared to second quarter.

SECOND QUARTER AND SIX MONTH RESULTS

The Board of Frontline is pleased to report net income of $34.7 million in the second quarter of 2000. This compares with a loss of $13.5 million in the second quarter of 1999. This result reflects the strong improvement in the tanker market that started in the first quarter of 2000 and continues to date. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $77.6 million, compared with $27.5 million for the 1999 period. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $36,100, $27,700 and $26,800, respectively, (1999 - $17,800, $17,000 and
$16,800, respectively). Total operating costs have decreased as the successful implementation of a cost reduction program is recognised over the increased fleet. Depreciation expense has decreased due to inclusion in the second quarter of 1999 of four VLCCs in the ICB fleet which were sold in the latter part of 1999, combined with the fact that these VLCCs, plus the other eight vessels in the ICB fleet, were being depreciated over a twenty year expected life. This was amended to twenty five years with effect from the fourth quarter of 1999. Administrative expenses have increased primarily due to the operation of the Tankers International Pool, with costs of approximately $700,000 included in the second quarter. This quarter was the first full quarter during which the Company's VLCCs operated in the Tankers International Pool.

Net other expenses for the quarter were $21.9 million (1999 -
$17.5 million) as the average debt level increased with fleet expansion.

Basic earnings per share for the quarter were $0.49, (1999 - loss of $0.29). A total of 9,957,500 ordinary shares were issued during the second quarter of 2000 as a result of the various transactions discussed below, resulting in 78,769,360 shares outstanding at June 30, 2000 and a weighted average number of shares outstanding for the quarter of 71,434,745 (as at June 30, 1999 and for the quarter then ended - 46,106,860). Cashflow per share for the quarter was $0.78, compared with $0.22 for the same quarter in 1999.

For the first six months of 2000, the Company incurred net income of $35.7 million (1999 - net loss of $9.2 million) and EBITDA of $118.8 million (1999 - $74.7 million). The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $29,000, $24,300 and $22,800 respectively, compared with $22,600, $18,700 and $18,700 in the first six months of 1999.

Net other expenses for the first half of 2000 were $42.4 million
(1999 - $33.0 million). Earnings per share for the 2000 year to date were $0.53 (1999 - loss of $0.20) and cashflow per share was $1.13 (1999 - $0.83).

The comparative results for the 1999 periods presented have been restated to include the results of ICB Shipping AB on a consolidated basis.

THE MARKET

The tanker market continued to improve in the second quarter. After stable rates around USD 30-35,000 per day for the VLCC market and USD 25-30,000 per day for Suezmax in most of the quarter, rates improved significantly by the end of the quarter.

After a weak 1999, the tanker fleet had reduced slightly through scrapping of older vessels and slow newbuilding deliveries. As transportation demand picked up in 2000 as a result of OPEC's increase in production, the balances swung in favour of tanker owners and charter rates improved steeply. The trend from the second quarter has continued into the current quarter. Second-hand values and newbuilding prices have improved through the year and the trend continues. In the first six months of this year 19 VLCCs and 13 Suezmaxes were scrapped. 22 VLCCs and 14 Suezmaxes were delivered from shipyards in the same period.

CORPORATE AND OTHER MATTERS

On April 12, 2000, Frontline took delivery of the Front Sun, the fifth and final Suezmax newbuilding in the Company's current program. On May 23, 2000 and June 14, 2000, Frontline took delivery of the 1993-built VLCCs, Front Tartar and Front Tarim, respectively, pursuant to the previously announced agreement with Wilh. Wilhelmsen ASA. A total of 2,975,000 ordinary shares of Frontline were issued at NOK 80.00 each for the acquisition of these vessels. Both vessels have been entered into the Tankers International Pool.

On June 1, 2000 the Company took delivery of the ex-Golden Ocean newbuilding VLCC, Front Tina. The acquisition of the Front Tina was part-financed by a Private Placement to institutional investors of 3,000,000 ordinary shares at $10.20 per share that was completed on May 25, 2000.

In June 2000 the Company entered into an agreement with Euronav to acquire two Suezmax tankers, Ardenne and Brabant for a total price of $95.0 million. The vessels will be taken over by Frontline in September 2000.

On June 20, 2000, the Company issued 4,000,000 ordinary shares at a price of NOK 104.5 per share in a private placement to a group of international institutional investors. Part of the $48.5 million proceeds of the issue will be used to part finance the acquisition of the Ardenne and Brabant.

During the second quarter and through July, Frontline continued its attempts to gain acceptance of its plan for the financial restructuring of the Golden Ocean Group ("Golden Ocean"). On August 4, 2000 the bankruptcy court in Wilmington, Delaware approved Frontline's disclosure statement for restructuring of Golden Ocean. Frontline's restructuring plan was also recommended to the court by the debtor, Golden Ocean Group Ltd., and by the official Creditors Committee. The proposal for restructuring will now be distributed to the bondholders for voting. Frontline has through its own bond position and through a lock-up agreement already secured support from two thirds of the unsecured claims.

On August 15, 2000, the bankruptcy court approved a proposal to appoint Frontline as the manager of Golden Ocean's operations with immediate effect. The final confirmation hearing for the restructuring plan is scheduled to be held in Wilmington on September 15, 2000. A full take-over of Golden Ocean would increase Frontline's controlled fleet to 29 VLCCs and 28 Suezmaxes, and would add 10 modern bulkcarriers to the fleet.

OUTLOOK

The fundamentals for the tanker market are encouraging. Oil demand is strong, on the back of favourable economic development in important consumption areas. Incremental oil supply will come out of the Middle East Gulf area where most of the world's spare production capacity is located - Increased Middle East Gulf production favours tanker owners through long transport distances. The global order book for delivery of tankers this year and the following years is modest compared with requirement for replacement of tankers coming to the end of their service life due to age and tightening regulations. The risk for over-ordering is limited in the near term. Vessels ordered today will only get delivered in two years time or later. Continued strong demand for oil transportation will keep tanker utilisation rates high. In the third quarter to date, daily TCE rates for Frontline's VLCCs and Suezmaxes have averaged approximately USD 44,000 and USD 40,000 respectively. Based on the earnings achieved so far in the third quarter the Board is confident that net income for the third quarter will show an improvement of more than 100 per cent compared to the second quarter.


August 21, 2000
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


Questions should be directed to:

Contact: Tor Olav Troim: Director
         +47 23 11 40 00

         Ola Lorentzon, Managing Director,
         Frontline Management AS
         +47 23 11 40 00

         Tom E. Jebsen: CFO Frontline Management AS
         +47 23 11 40 00

               FRONTLINE GROUP UNAUDITED SECOND QUARTER REPORT
  1999        2000      INCOME STATEMENT         2000      1999       1999
Apr-June    Apr-June   (in thousands of $)      Jan-Jun   Jan-Jun    Jan-Dec
(restated)                                              (restated)  (audited)

  85,004    133,681  Freight revenues          228,336    199,445    369,876
(25,619)   (24,730)  Voyage expenses          (50,240)   (57,011)  (116,662)
  59,385    108,951  Net operating revenues    178,096    142,434    253,214
       -          -  Gain (loss) from sale of
                      assets                       463        207   (37,779)
  22,393     21,245  Ship operating expenses    40,017     46,807     92,708
   7,669      8,453  Charterhire expenses       16,634     17,245     31,719
   2,674      3,005  Administrative expenses     5,208      5,236     11,783
  26,649     76,248  Operating income before
                       depreciation and
                       amortisation            116,700     73,353     79,225
  23,664     21,041  Depreciation and
                       amortisation             40,730     47,344     91,435
   2,985     55,207  Operating income (loss)
                       after depreciation and
                       amortisation             75,970     26,009   (12,210)
   1,754        804  Interest income             1,501      3,618      7,561
(20,573)   (23,131)  Interest expense         (43,835)   (41,276)   (88,728)
     818      1,374  Share of results from
                       associated companies      2,067      1,300      3,067
   1,291        413  Other financial items        (22)      4,643      (840)
(13,725)     34,667  Income (loss) before taxes
                        and minority interest   35,681    (5,706)   (91,150)
     158          -  Minority interest               -    (3,446)      4,245
   (100)          -  Taxes                           -          -        (9)
(13,467)     34,667  Net income (loss)          35,681    (9,152)   (86,896)
  (0.29)       0.49  Earnings (loss) per Share ($)0.53     (0.20)     (1.76)

                     Income on timecharter basis ($ per day per ship)*
17,800       36,100  VLCC                       29,000     22,600     20,000
17,000       27,700  Suezmax                    24,300     18,700     16,700
16,800       26,800  Suezmax OBO                22,800     18,700     16,800

* Basis = Calendar days minus off-hire. Figures after deduction of   broker
commission

BALANCE SHEET
(in thousands of $)

                                                 2000      1999       1999
                                                Jan-Jun   Jan-Jun    Jan-Dec
                                                        (restated)  (audited)

ASSETS

Short term

Cash and bank deposits                         106,939    178,554     66,267
Marketable securities                           17,116     24,000     10,867
Other current assets                            89,201     63,795     60,613
Long term
Newbuildings                                         -     60,401     32,777
Vessel and equipment, net                    1,800,842  1,687,692  1,523,112
Investment in associated companies               6,783      2,163     16,274
Goodwill                                        11,857      1,491     12,203
Deferred charges and other long-term assets     18,819     13,486      4,860
Total assets                                 2,051,557  2,031,582  1,726,793

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt               131,379     56,140    116,814
Other current liabilities                       46,271    204,825     52,398
Long term
Long term interest bearing debt              1,091,065  1,079,043    962,880
Other long term liabilities                     20,611     14,656     18,450
Minority interest    4,372                     105,824     18,951
Stockholders' equity                           757,859    571,094    557,300
Total liabilities and stockholders' equity   2,051,557  2,031,582  1,726,793

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                             Frontline Ltd.
                             --------------------------
                             (Registrant)



Date     August 22, 2000     By  /s/ Kate Blankenship
                             --------------------------
                                     Kate Blankenship
                                     Company Secretary




































                               11
02089009.AB8